Exhibit 99.2

PRESS RELEASE

Argentina: TotalEnergies divests its interest in two Vaca
Muerta unconventional blocks

Paris, August 6, 2025 – TotalEnergies announces that its affiliate Total Austral has signed an agreement with YPF SA for the sale of its 45% operated interest in two unconventional oil and gas blocks in Argentina, Rincon La Ceniza and La Escalonada, for an amount of USD 500 million at a valuation of around 10,000 US$/acre.

Located in the Vaca Muerta area in the Neuquén Basin, these concessions (51,000 net acres) are currently in a pilot development phase.

Total Austral’s partners in these concessions are Gas y Petroleo de Neuquen (10%) and O&G Developments LTD S.A (45%), owned by Shell.

“The sale of Rincon La Ceniza and La Escalonada blocks is part of our active portfolio management strategy. TotalEnergies remains fully committed to Argentina, where it operates a large unconventional area of 183,000 nets acres in the Vaca Muerta play, after the divestment of these two blocks which represented around 20% of our net acreage in that play. The Company is currently producing gas and condensates from the operated blocks Aguada Pichana Este and San Roque, with a combined production of around 50,000 boe/d in TotalEnergies share in 2024. This transaction allows us to unlock value from part of our portfolio, while focusing on the development of our core assets in the Neuquén Basin and in the offshore of Tierra del Fuego” said Javier Rielo, Senior Vice President Americas, Exploration & Production at TotalEnergies.

Completion of the transaction is subject to customary conditions.

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TotalEnergies in Argentina

TotalEnergies has been operating in Argentina since 1978, and today employs more than 1,100 people in its business segments, in Exploration & Production, renewable electricity (solar and wind), and lubricants.

Through its Total Austral affiliate, it is the country’s leading international gas producer, operating some 25% of production. The Company’s equity share of production averaged 95,000 barrels of oil equivalent per day in 2024.

In Tierra del Fuego, alongside partners Harbour Energy (37.5%) and Pan American Sur (25%), TotalEnergies (37.5%) operates the Cuenca Marina Austral 1 (CMA-1) concession, which includes onshore fields and 6 offshore platforms.

In Neuquen, the Company holds equity interests in three operated onshore blocks.

Across the country, TotalEnergies operates 3 wind farms and 1 solar plant, with an installed capacity of approximately 300 MW.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).